[redacted]

14048921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8- 67124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SilverMark Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3102 West End Ave., Ste. 150
(No. and Street)

Nashville (City) Tennessee (State) 37203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith Quinton (405) 799-1011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frasier, Dean & Howard, PLLC
(Name – *if individual, state last, first, middle name*)

3310 West End Ave., Ste. 550 (Address) Nashville (City) Tennessee (State) 37203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Will Fitzgibbons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SilverMark Partners LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

exp 11/03/15

ANDRAE C. BYNUM STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRASIERDEAN
HOWARDCPAs

SILVERMARK PARTNERS LLC
(FORMERLY EXTENSION ADVISORS, LLC)

FINANCIAL STATEMENTS

December 31, 2013

SILVERMARK PARTNERS LLC (FORMERLY EXTENSION ADVISORS, LLC)

TABLE OF CONTENTS

FRASIERDEAN HOWARDCPAs

INDEPENDENT AUDITOR'S REPORT

To the Member of
SilverMark Partners LLC
Nashville, Tennessee

Report on the Financial Statements

We have audited the accompanying financial statements of SilverMark Partners LLC (formerly Extension Advisors, LLC) (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Frasier, Dean & Howard, PLLC • 3310 West End Avenue, Suite 550 • Nashville, Tennessee 37203-1089 • 615.383.6592 • *fax* 615.383.7094 • www.fdhcpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SilverMark Partners LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 12-22 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in pages 12-22 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in pages 12-22 is fairly stated in all material respects in relation to the financial statements as a whole.

Frasier, Dean & Howard, PLLC

February 10, 2014

SILVERMARK PARTNERS LLC
(FORMERLY EXTENSION ADVISORS, LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

Assets	
Cash and cash equivalents	$ 169,541
Accounts receivable	45,152
Prepaid expenses and other	5,512
Property and equipment, net of accumulated depreciation of $13,961	2,851
Total assets	$ 223,056
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 62,683
Total liabilities	62,683
Member's equity	160,373
Total liabilities and member's equity	$ 223,056

See accompanying notes.

SILVERMARK PARTNERS LLC
(FORMERLY EXTENSION ADVISORS, LLC)
STATEMENT OF OPERATIONS
For the year ended December 31, 2013

Revenues:	
Consulting income	$ 829,375
Other income	19,674
Total revenues	849,049
Expenses:	
Commissions paid to member	289,000
Professional fees	373,898
Other	51,221
Salaries and taxes	50,453
Rent	30,838
Regulatory expenses	10,738
Employee benefits	9,047
Travel	2,929
Telephone	3,037
Depreciation	813
Total expenses	821,974
Net income	$ 27,075

See accompanying notes.

SILVERMARK PARTNERS LLC
(FORMERLY EXTENSION ADVISORS, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2013

Balance, beginning of year	$ 133,298
Net income	27,075
Balance, end of year	$ 160,373

See accompanying notes.

SILVERMARK PARTNERS LLC
(FORMERLY EXTENSION ADVISORS, LLC)
STATEMENT OF CASH FLOWS
For the year ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 27,075
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	813
Changes in operating assets and liabilities:	
Accounts receivable	(24,539)
Prepaid expenses and other	(4,223)
Accounts payable and accrued expenses	(122,080)
Net cash used in operating activities	(122,954)
Cash flows from investing activities:	
Purchases of property and equipment	(2,851)
Net cash used in investing activites	(2,851)
Net decrease in cash and cash equivalents	(125,805)
Cash and cash equivalents, beginning of year	295,346
Cash and cash equivalents, end of year	$ 169,541

See accompanying notes.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

SilverMark Partners LLC, (the "Company") was formed effective March 22, 2004 to operate as a broker-dealer on an introducing firm basis in accordance with the rules and regulations set forth by the Financial Industry Regulatory Authority. It operates as a Tennessee limited liability company (LLC). During 2013, the Company changed its legal name from Extension Advisors, LLC to SilverMark Partners LLC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less when purchased to be cash and cash equivalents. The Company maintains its cash in financial institutions at balances that at times may exceed federally insured limits.

Accounts receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required at December 31, 2013.

Property and equipment

Property and equipment is recorded at cost. Depreciation is provided in amounts necessary to allocate the cost of the assets over their expected useful lives using the straight-line method.

Income taxes

The Company is treated as a sole proprietorship for federal income tax purposes and does not incur federal income taxes. Instead, its earnings and losses are included in the personal return of the member and taxed depending on his personal tax situation. Accordingly, the financial statements do not reflect a provision for federal income taxes. The Company is subject to certain state franchise and excise taxes.

The Company follows Financial Accounting Standards Board Accounting Standard Codification guidance clarifying the accounting for the recording of uncertain tax positions. The benefits of uncertain tax positions are recorded in the financial statements only after determining a more-likely-than-not probability that the uncertain tax position will withstand challenge, if any, from taxing authorities. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company has no accrued tax penalties or interest in the accompanying financial statements. Tax years that remain open for examination include years ended December 31, 2010 through December 31, 2013.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company evaluated subsequent events through February 10, 2014, when these financial statements were available to be issued. Management is not aware of any significant events that occurred subsequent to the statement of financial position date but prior to the filing of this report that would have a material impact on the financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2013 consists of the following:

Furniture and fixtures	$ 8,578
Computer equipment	8,234
	16,812
Less: Accumulated depreciation	(13,961)
	$ 2,851

NOTE 4 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements at December 31, 2013.

NOTE 5 – CONSULTING INCOME

Consulting income is comprised of advisory fees in merger and acquisition transactions. Consulting engagements typically require nonrefundable retainers with additional fees receivable upon the completion of a transaction.

NOTE 6 – COMMISSION PAYMENTS TO MEMBER

The Company paid fees of $289,000 to its member during 2013. Commission payments to members that are intended as compensation for services rendered are accounted for as expenses of the Company rather than as allocations of Company net income.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $106,858, which was $101,858 in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

SILVERMARK PARTNERS LLC
(FORMERLY EXTENSION ADVISORS, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

Schedule I

Computation of basic net capital requirement:

Net worth per financial statement	$ 160,373
Total nonallowable assets	(53,515)
Net capital	$ 106,858
Minimum net capital requirement	$ 4,179
Minimum dollar net capital requirement of reporting broker	$ 5,000
Greater of above amounts	$ 5,000
Excess net capital	$ 101,858
Net capital less 120% of minimum dollar net capital requirement of reporting broker	$ 100,590

SILVERMARK PARTNERS LLC
(FORMERLY EXTENSION ADVISORS, LLC)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
December 31, 2013

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

SILVERMARK PARTNERS LLC
(FORMERLY EXTENSION ADVISORS, LLC)
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2013

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the rule.

SILVERMARK PARTNERS LLC
(FORMERLY EXTENSION ADVISORS, LLC)
RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15c3-3
December 31, 2013

The net capital computed on page 12 and the Company's computation of net capital on its December 31, 2013 Focus Report – Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the rule.

SILVERMARK PARTNERS LLC
(FORMERLY EXTENSION ADVISORS, LLC)
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION
December 31, 2013

Not Applicable

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member of
SilverMark Partners LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of SilverMark Partners LLC (formerly Extension Advisors, LLC) (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Frasier, Dean & Howard, PLLC • 3310 West End Avenue, Suite 550 • Nashville, Tennessee 37203-1089 • 615.383.6592 • *fax* 615.383.7094 • www.fdhcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frazier, Deeter & Howard, PLLC

February 10, 2014

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
SilverMark Partners LLC
Nashville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by SilverMark Partners LLC (formerly Extension Advisors, LLC) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating SilverMark Partners LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). SilverMark Partners LLC's management is responsible for SilverMark Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check register), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Frasier, Dean & Howard, PLLC • 3310 West End Avenue, Suite 550 • Nashville, Tennessee 37203-1089 • 615.383.6592 • *fax* 615.383.7094 • www.fdhcpa.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Frost, Dean & Hand, PLLC

February 10, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ____________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2123

B. Less payment made with SIPC-6 filed (exclude interest) (418)

7-31-2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,705

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,705

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,705

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Silver Mark Partners LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Member
(Title)

Dated the ____ day of ____________, 20 ____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Item No. | Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 849,049

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______________

(2) Net loss from principal transactions in securities in trading accounts. ______________

(3) Net loss from principal transactions in commodities in trading accounts. ______________

(4) Interest and dividend expense deducted in determining item 2a. ______________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______________

(7) Net loss from securities in investment accounts. ______________

Total additions ______________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______________

(2) Revenues from commodity transactions. ______________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______________

(4) Reimbursements for postage in connection with proxy solicitation. ______________

(5) Net gain from securities in investment accounts. ______________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or ~~commercial~~ paper that mature nine months or less from issuance date. ______________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ ______________

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______________

Enter the greater of line (i) or (ii) ______________

Total deductions ______________

2d. SIPC Net Operating Revenues $ 849,049

2e. General Assessment @ .0025 $ 2,123

(to page 1, line 2.A.)

FRASIERDEAN
HOWARDCPAs

Frasier, Dean & Howard, PLLC
3310 West End Avenue, Suite 550
Nashville, Tennessee 37203-1089